Exhibit 12
ADVANTA CORP. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended		Six Months Ended
	June 30,		June 30,
($ in thousands)	2009	2008	2009	2008
Net income (loss)	$(330,069)	$4,015	$(405,974)	$22,377
Income tax expense	78,556	3,461	37,688	14,789

Earnings (loss) before income taxes	(251,513)	7,476	(368,286)	37,166
Fixed charges:
Interest on debt, deposits and other borrowings	26,034	27,720	54,529	53,547
Interest on subordinated debt payable to preferred securities trust	2,282	2,317	4,599	4,634
One-third of all rentals	451	469	918	936

Total fixed charges	28,767	30,506	60,046	59,117

Earnings (loss) before income taxes and fixed charges	$(222,746)	$37,982	$(308,240)	$96,283
Ratio of earnings to fixed charges(1)	(7.74)x (2)	1.25x	(5.13)x (2)	1.63x

(1)	For purposes of computing these ratios, “earnings” represent income before income taxes plus fixed charges. “Fixed charges” consist of interest expense and one-third (the portion deemed representative of the interest factor) of rental expense on operating leases. Fixed charges do not include interest expense related to unrecognized tax benefits, which we classify as income tax expense.

(2)	The ratios calculated for the three and six months ended June 30, 2009 are less than 1.00. In order to achieve a ratio of 1.00, earnings before income taxes and fixed charges would need to increase by $252 million for the three months ended June 30, 2009 and $368 million for the six months ended June 30, 2009.